Exhibit 99.4

CONSENT OF QUALIFIED PERSON

I, Paul Hughes, Ph.D., P.Eng., consent to the public filing by Alexco Resource Corp. (“Alexco”) of the technical report titled: “NI 43-101 Technical Report on Preliminary Feasibility Study of the Keno Hill Silver District Project Yukon Territory, Canada”, dated May 8, 2019, and an effective date of March 28, 2019 (the “Technical Report”), as amended on February 13, 2020, prepared for Alexco Resource Corp. (“the issuer”).

I also consent to any extracts from or a summary of the Technical Report in the news release of the Company dated February 18, 2020 (the "News Release"), titled “Alexco Divests Subsidiary Environmental Business AEG”.

I confirm that I have read the News Release and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated February 13, 2020.

[signed] “Paul Hughes”

Paul Hughes
Professional Engineer (Yukon)

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